U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

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                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

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[ ] Form 1O-K  [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

                   For the Period Ended:  September 30, 1997

[ ]   Transition Report on Form 10-K
[ ]   Transition Report on Form 20-F
[ ]   Transition Report on Form 11-K
[ ]   Transition Report on Form 10-Q
[ ]   Transition Report on Form N-SAR
For the Transition Period Ended:_______________________

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 Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I-Registrant Information
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Full Name of Registrant:            Consolidated Stainless, Inc.

Former Name if Applicable:          N/A

Address of Principal Executive
Office (Street and Number):         1601 East Amelia Street

City, State and Zip Code:           Orlando, Florida 32803
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Part II-Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      [X]    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X]    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ]    (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

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Part III--Narrative
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State below in reasonable detail the reasons why Form 10-K, 20-K, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

      Due to the discussions with the Company's major lenders regarding proposed changes to certain covenants in their respective loan agreements, the Registrant requires additional time to file Form 10-Q for the period ended September 30, 1997.

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Part IV--Other Information
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      (1) Name and telephone number of person to contact in regard to this notification:

Burton R. Chasnov                                  (407)          896-4000
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(Name)                                          (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934, or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      [X] Yes       [ ] No


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      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                      [X] Yes       [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant anticipates a significant change in the results of operations from the corresponding periods in the previous fiscal year. For the three months ended September 30, 1996, the Company reported a net loss of $324,754. For the three months ended September 30, 1997, the Registrant expects to report a net loss of approximately $3,265,000. The primary reasons for the loss are a write-down in the value of goodwill related to the sale of certain assets of the Flow Components division, the re-evaluation of the deferred tax asset account, narrower gross profit margins and higher interest costs.



                         Consolidated Stainless, Inc.

               (Exact Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  November 11, 1997               By:/s/Burton R. Chasnov
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                                          Name: Burton R. Chasnov
                                          Title: Executive Vice President & CFO


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